 Exhibit 99.2

 MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “Management’s Discussion and Analysis”) is designed to provide you with a narrative explanation of the financial condition and results of operations of Infobird Co., Ltd. as of June 30, 2025. Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “Infobird”, the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Infobird Co, Ltd. and its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements information as of and for the six-month period ended June 30, 2025. You should also read this discussion and analysis in conjunction with (i) our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F/A filed with the United States Securities and Exchange Commission (SEC) on August 12, 2025.

Our unaudited condensed consolidated interim financial statements were prepared in accordance with U.S. GAAP. The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding. “PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this Management’s Discussion and Analysis, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in s and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for and market acceptance of its products and services; the Company’s ability to retain and increase the number of its users and customers, expand its SaaS offerings; competition in the SaaS industry; changes in the Company’s revenues, costs or expenditures; and elsewhere generally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this Management’s Discussion and Analysis is as of the date of furnishing of this Management’s Discussion and Analysis, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

About Infobird Co., Ltd

Since July 2023, the Company formed Inforbird Technologies Limited, a Hong Kong corporation and wholly owned subsidiary, through which the Company commenced operations in Hong Kong. The Company has moved its key technical staff in the Beijing office to Hong Kong office and has recruited additional local staff in Hong Kong to support its operations in Hong Kong. The Company is working to develop its client base in Hong Kong and other parts of Southeast Asia, and Europe. The Company plans to proactively expand its presence in the global market and cater to the diverse needs of its customers worldwide by establishing additional offices in other key locations in Southeast Asia and Europe. The Company also plans to increase its market share in the finance, real estate and hotel management and other SaaS scenarios with enhanced sales and marketing efforts. For more information, visit the Company’s website at http://english.infobird.com/.

Recent Developments

Acquisition of Pure Tech Global Limited

On June 28, 2024 and July 31, 2024, the Company entered into an equity acquisition agreement (the “Equity Acquisition Agreement”) an amendment to the Equity Acquisition Agreement with Shangri-La Trading Limited (the “Seller”), respectively, in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech Global Limited at closing. The acquisition was closed on November 22, 2024, with the Company Pure Tech Global Limited, which in turn indirectly wholly controls Pinmu Century (Beijing) Marketing Technology Co., Ltd, a variable interest entity, and its subsidiaries (“Pinmu Century”), and Zhenxi Brand Marketing Consulting (Shanghai) Centre, a variable interest entity, and its subsidiaries. The aggregate purchase price for the equity acquisition was approximately $40.0 million, and was fully paid on November 22, 2024.

On December 6, 2024, the Company entered into an equity acquisition agreement with One One Business Limited, pursuant to which, the Company agreed to acquire 32% of the issued and outstanding equity of Pure Tech Global Limited for a consideration of $25.7 million, and the transaction closed on December 20, 2024.

Results of Operations

The tables in the following discussion summarize our unaudited condensed consolidated interim consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the six months Ended June 30,		Change
	2025	2024	%
	(Unaudited)	(Unaudited)
Revenues	$3,443,594	$20,000	17,118.0%
Cost of revenues	2,162,368	18,378	11,666.1%
Gross profit	1,281,226	1,622	78,890.5%
Selling expenses	999,825	—	100.0%
General and administrative expenses	1,374,834	828,632	65.9%
Loss from operations	(1,093,433)	(827,010)	32.2%
Other (expense) income, net	(507,518)	15,059	(3,470.2)%
Provision for income taxes	7,500	—	100.0%
Net loss	(1,608,451)	(811,951)	98.1%
Net loss attributable to non-controlling interest	(11,238)	—	100.0%
Net loss attributable to INFOBIRD CO.,LTD	$(1,597,213)	$(811,951)	96.7%

Revenues

Our total revenues for the six months ended June 30, 2025 and 2024 were approximately $3.4 million and $0.02 million, respectively. Revenue categories are summarized as follows:

	For the six months Ended June 30,				Change
	2025	%	2024	%	%
	(Unaudited)		(Unaudited)
Business integration services	$—	—%	$20,000	100.0%	(100.0)%
Digital advertising and marketing campaign services	3,443,594	100.0%	—	—%	100.0%
Total operating revenues	$3,443,594	100.0%	$20,000	100.0%	17,118.0%

Business integration services decreased by $0.02 million, or 100.0%, to nil for the six months ended June 30, 2025 from $0.02 million for the six months ended June 30, 2024. The decrease of $0.02 million was mainly due to our less competitiveness in the market.

Digital advertising and marketing campaign services increased by approximately $3.4 million, or 100.0%, to approximately $3.4 million for the six months ended June 30, 2025 from nil for the six months ended June 30, 2024. The increase of approximately $3.4 million was mainly because of the new business we carried out after the acquisition in November 2024.

Cost of Revenues

Our total cost of revenues for the six months ended June 30, 2025 and 2024 were approximately $2.2 million and approximately $0.02 million, respectively.

	For the six months Ended June 30,				Change
	2025	%	2024	%	%
	(Unaudited)		(Unaudited)
Business integration services	$—	—%	$18,378	100.0%	(100.0)%
Digital advertising and marketing campaign services	2,162,368	100.0%	—	—%	100.0%
Total cost of revenues	$2,162,368	100.0%	$18,378	100.0%	11,666.1%

The cost of business integration services consists primarily of direct media costs decreased by approximately $0.02 million, or 100.0%, to nil for the six months ended June 30, 2025 from approximately $0.02 million for the six months ended June 30, 2024. The decrease of approximately $0.02 million was mainly in line with the decrease trend of revenue.

The cost of digital advertising and marketing campaign services consists primarily of direct media costs, which increased by approximately $2.2 million, or 100.0%, to approximately $2.2 million for the six months ended June 30, 2025 from nil for the six months ended June 30, 2024. The increase of approximately $2.2 million was mainly because of the new business we carried out after the acquisition in November 2024.

Gross Profit

Our gross profit for the six months ended June 30, 2025 and 2024 was approximately $1.3 million and approximately $1.6 thousand, respectively. The gross profit margin for the six months ended June 30, 2025 and 2024 were approximately 37.2% and 8.1%, respectively.

	For the six months Ended June 30, 2025	For the six months Ended June 30, 2024	Change	Percentage Change
	(Unaudited)	(Unaudited)
Digital advertising and marketing campaign services
Gross profit	$—	1,622	(1,622)	(100.0)%
Gross margin	—	8.1%	(8.1)%

Business integration services
Gross profit	$1,281,226	—	1,281,226	100.0%
Gross margin	37.2%	—	37.2%

Total
Gross profit	$1,281,226	1,622	1,279,604	78,890.5%
Gross margin	37.2%	8.1%	29.1%

Selling expenses

Selling expenses consists primarily of promotion fees and personnel expenses (including salaries, social insurance and benefits) for employees involved in expand market, which increased by approximately $1.0 million, or 100.0%, to approximately $1.0 million for the six months ended June 30, 2025 from nil for the six months ended June 30, 2024. The increase was mainly due to the need to develop our new business following the acquisition in November 2024.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.5 million, or 65.9% to approximately $1.4 million for the six months ended June 30, 2025 from approximately $0.8 million for the six months ended June 30, 2024, which was mainly due to our leasing of additional offices and recruitment of additional personnel.

Other (expense) income, net

Our total other expense, net was approximately $0.5 million for the six months ended June 30, 2025, and total other income, net was approximately $0.02 million for the six months ended June 30, 2024. Other income and expense mainly consist of interest expense which increased to approximately $0.5 million for the six months ended June 30, 2025 from nil for the six months ended June 30, 2024 due to the increase of average convertible bonds.

Provision for income taxes

We recorded income tax provision of approximately $0.0 million for the six months ended June 30, 2025 compared to income tax provision of nil for the six months ended June 30, 2024.

Net loss

Our net loss decreased by approximately $0.8 million, or 98.1%, to approximately $1.6 million for the six months ended June 30, 2025, from approximately $0.8 million net loss for the six months ended June 30, 2024. Such change was the result of the combination of the changes as discussed above.

Net loss attributable to Infobird Co., Ltd

Net loss attributable to our holding company Infobird Co. Ltd. decreased to approximately $1.6 million for the six months ended June 30, 2025, from approximately $0.8 million for the six months ended June 30, 2024.

Basic and diluted loss per share

Basic and diluted loss per share was $0.41 for the six months ended June 30, 2025, compared to basic and diluted loss per share of $0.43 for the six months ended June 30, 2024.

Cash equivalents and short-term investments

As of June 30, 2025, we had cash and cash equivalents as well as short-term investments amounted of approximately $5.9 million, compared to approximately $4.7 million as of December 31, 2024.

Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. To date, we financed our operations through internally generated cash, short-term loans and payable from related parties and equity financing. Our working capital was approximately $5.31 million at June 30, 2025. We will not require any fund over the next twelve months upon issuance of this consolidated financial statements to operate at its current level, either from operating activities or funding.

If we are unable to realize its assets within the normal operating cycle of a twelve (12) month period, we may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from PRC banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders; and
●	issuance of convertible debt.

Based on the above considerations, our management is of the opinion that it has sufficient funds to meet our working capital requirements and debt obligations as they become due over the next twelve (12) months.

The following summarizes the key components of our cash flows for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$1,110,548	$4,320,454
Net cash used in investing activities	(689,408)	(3,918,168)
Net cash provided by financing activities	—	5,697,396
Effect of exchange rate change	127,751	7,310
Net change in cash	$548,891	$(6,106,992)

Operating activities

Net cash provided by operating activities was approximately $1.1 million for the six months ended June 30, 2025, which was primarily attributable to (i) net loss of approximately $1.6 million, and (ii) approximately $1.6 million decrease of accounts receivable, approximately $0.9 million decrease of notes receivable and approximately $0.2 million decrease of due from related parties.

Net cash provided by operating activities was approximately $4.3 million for the six months ended June 30, 2024, which was primarily attributable to (i) net loss of approximately $0.8 million, and (ii) approximately $4.9 million decrease of other receivable.

Investing activities

Net cash used in investing activities was approximately $0.7 million for the six months ended June 30, 2025, which was primarily attributable to the purchase of short-term investment..

Net cash used in investing activities was approximately $3.9 million for the six months ended June 30, 2024, which was primarily attributable to the cash deposit in escrow account of approximately $5.1 million, loan to third party of $3.0 million, acquisitions of property, plant and equipment of approximately $0.8 million and cash received from escrow account of $5.0 million.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2025 was nil as there were no investing activities during the period.

Net cash provided by financing activities was approximately $5.7 million for the six months ended June 30, 2024, which was attributable to proceeds from issuance of common stock under F3 of approximately $5.7 million.

Non-cash Transactions

The non-cash transaction for the six months ended June 30, 2025 and 2024 were nil and $23.8 million, respectively. On June 28, 2024 and July 31, 2024, the Company entered into an equity acquisition agreement (the “Original Equity Acquisition Agreement”) and an amendment to the Original Equity Acquisition Agreement (the “Amendment”) with Shangri-La Trading Limited, in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech Global Limited (“Pure Tech”) at closing. The aggregate purchase price for the equity acquisition was $40,000,000, inclusive of transaction costs. The acquisition closed on November 22, 2024. At closing, the Company acquired 65% of the issued and outstanding equity of Pure Tech, which in turn indirectly wholly controls Pinmu Century (Beijing) Marketing Technology Co., Ltd, a variable interest entity, and its subsidiaries, and Zhenxi Brand Marketing Consulting (Shanghai) Centre, a variable interest entity, and its subsidiaries. On December 6, 2024, the Company entered into an equity acquisition agreement (the “Equity Acquisition Agreement 2”) with the other shareholder of Pure Tech, One One Business Limited to acquire 32% of the issued and outstanding equity of Pure Tech at closing. The aggregate purchase price for the equity acquisition was $25,737,818, inclusive of transaction costs, consisting of $5,953,095 in the form of promissory note and $19,784,723 in cash. The acquisition closed on December 20. After closing, the Company has become the legal and beneficial owner of 97% of the issued and outstanding equity of Pure Tech. The consideration of acquisition was paid though our third party’s escrow accounts, which was paid by amount of $23.8 million for the six months ended June 30, 2024, and led to the decrease of our escrow account and the increase of our prepayments account without any cash flows.

Commitments and Contingencies

Capital expenditures

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were nil for both of the six months ended June 30, 2025 and 2024. We intend to fund our future capital expenditures with our existing cash balance, bank loans and net proceeds from PIPE or convertible bonds.

Lease commitments

We leases office space under non-cancelable operating lease agreements, which end at various dates in 2027. As of June 30, 2025, our operating leases had a weighted average remaining lease term of 2.01 years and a weighted average discount rate of 3.66%. As of June 30, 2024, we have no commitment for leases under the remaining operating leases.

Future lease payments under operating leases as of June 30, 2025 were as follows:

June 30, 2025
(Unaudited)
2025	$137,594
2026	261,890
2027	102,232
Total undiscounted lease payments	501,716
Less imputed interest	16,423
Total lease liabilities	$485,293

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited interim condensed consolidated financial statements.

Unaudited Interim Consolidated Statements of Income and Comprehensive Loss

	For the Six Months Ended
	June 30,	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$3,443,594	$20,000
Cost of revenues	2,162,368	18,378
Gross profit	1,281,226	1,622
Selling expenses	999,825	—
General and administrative expenses	1,374,834	828,632
Loss from operations	(1,093,433)	(827,010)
Other (expense) income, net	(507,518)	15,059
Loss before provision for income tax	(1,600,951)	(811,951)
Provision for income tax	7,500	—
Net loss	(1,608,451)	(811,951)
Less: Net loss attributable to non-controlling interest	$(11,238)	$—
Net loss attributable to Infobird Co., Ltd	(1,597,213)	(811,951)

Net loss	(1,608,451)	(811,951)
Foreign currency translation adjustment	157,036	2,574
Comprehensive loss	(1,451,415)	(809,377)
Less: Comprehensive loss attributable to non-controlling interest	(6,218)	—
Comprehensive loss attributable to Infobird Co., Ltd	$(1,445,197)	$(809,377)
Weighted average number of ordinary shares
Basic and diluted	3,866,073	1,867,332
Loss per share
Basic and diluted	$(0.41)	$(0.43)

Unaudited Interim Consolidated Balance Sheet Data

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)
Current assets	$8,746,196	$10,044,527
Other assets	63,634,641	63,733,366
Total assets	72,380,837	73,777,893
Total liabilities	(3,670,394)	(6,976,176)
Total shareholders’ equity	$68,710,443	$66,801,717

Safe Harbor / Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.